Exhibit 99.1

ENTRÉE GOLD’S MONGOLIA OPERATIONS CONTINUE TO ADVANCE

Vancouver, B.C., April 19, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE-Amex:EGI; Frankfurt:EKA - "Entrée" or the "Company") discusses several recent developments related to its Mongolia operations.

On April 18, 2012, Ivanhoe Mines announced that it has signed a binding memorandum of agreement with its majority shareholder Rio Tinto that establishes Rio Tinto’s support for a series of funding measures expected to cover all projected capital requirements for the Oyu Tolgoi mining complex for the next four to five years.  Lift 1 of the Entrée-Oyu Tolgoi LLC (“OTLLC”) joint venture’s Hugo North Extension deposit is included in the first phase of development.  Entrée has a 20% carried interest in the Hugo North Extension deposit and the much larger Heruga deposit, both of which form part of the Oyu Tolgoi mining complex.

Greg Crowe, President and CEO commented, "The strong financial commitment that has been displayed by Rio Tinto to date and the pledge of continued financial support in developing the Oyu Tolgoi project provides Entrée and its shareholders with additional assurances that this project will advance rapidly towards production and is on track to become one of the world’s largest mines.  Few other junior companies can boast such a significant interest in a world-class project of this magnitude.  Entrée has been working in Mongolia for almost 10 years.  It is exciting to see the first phase of the project nearing production, and the advancement of the underground development towards the joint venture property.”

On March 30, 2012, Entrée filed an updated technical report on its Lookout Hill property in Mongolia.  Entrée’s technical report discusses the impact of the updated mine plan on the joint venture property as well as future development options for the considerable joint venture assets. The updated technical report is based in part on the technical, production and cost information contained in OTLLC’s “Integrated Development and Operations Plan”, as reported in a technical report released by Ivanhoe Mines. Key highlights for Entrée include:

•
After factoring in projected increases to capital expenditures and operating costs, the net present value (at an 8% discount rate) of Entree’s 20% interest of the Hugo North Extension – Lift 1 increased from $79 million (see news release of May 11, 2010) to $129 million.

•
While projected capital expenditures for the OTLLC mining complex have increased significantly since projections announced in 2010, Entrée’s portion has only increased by approximately $2 million. This amount can be loaned to Entrée by OTLLC, at Entrée’s election.

•
Net smelter return (“NSR”) value of the Hugo North Extension – Lift 1 reserve increased to $79.40/tonne from $55.57/tonne (see news release of March 30, 2012).  The NSR calculation reflects the net value per tonne received for the ore by the mine (after all costs and charges).

•	The Hugo North Extension deposit contains the highest grade mineralization found to date along the Oyu Tolgoi trend.
•
A significant portion of the mineralization on the Entrée-OTLLC joint venture property has not been included in the updated mining plan and remains in the mineral resource category, including Hugo North Extension – Lift 2 and the Heruga deposit.

•	Drilling continues on the Entrée-OTLLC joint venture property. In 2011, approximately 14,900 metres of drilling were completed.

The Hugo North Extension copper-gold deposit is a direct extension of OTLLC’s Hugo Dummett orebody.  Hugo North Extension hosts indicated resources of 117 million tonnes grading 1.8% copper and 0.61 grams per tonne (“g/t”) gold, estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold plus inferred resources of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold estimated to contain 2.4 billion pounds of copper and 0.95 million ounces of gold.  The indicated resource at Hugo North Extension includes a probable reserve, which is included in Lift 1 of the underground block cave operation.  Lift 1 is expected to generate first development production as early as 2015.  A second lift for the underground block cave operation, including additional resources from the Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.

The joint venture’s Heruga copper-gold-molybdenum deposit, which lies to the south of the Oyu Tolgoi mining license, hosts an inferred resource of 910 million tonnes grading 0.48% copper, 0.49 g/t gold and 0.014% molybdenum estimated to contain 9.6 billion pounds of copper, 14.3 million ounces of gold and 280 million pounds of molybdenum.

Construction of phase 1 of the Oyu Tolgoi mining complex is now over 77% complete and is on track for first development production in the second half of 2012.

As the project advances, greater certainty can be attributed to the timing of production and eventual cash flows for Entrée Gold.

The Company’s updated technical report, titled “Technical Report 2012 on the Lookout Hill Property” (“LHTR12”), is available on SEDAR at www.sedar.com.  LHTR12 is dated March 29, 2012 and was prepared by AMC Consultants Pty Ltd in Adelaide, Australia.  All reported dollar amounts are in US dollars.

Entrée has mobilized a field crew to Mongolia to continue exploration of its 100% owned Shivee West property, which lies immediately west of and is adjacent to the Oyu Tolgoi mining complex.  The 2011 work program for Shivee West resulted in the discovery of a new gold zone (the Argo Zone) and the property remains highly prospective for additional discoveries.

Highlights from the 2011 work program include:

•	Surface sampling returned two separate high-grade surface chip samples averaging 42.4 g/t gold over 4 metres and 19.3 g/t gold over 3 metres respectively.
•	Reverse circulation (“RC”) drilling intercepts include 2.21 g/t gold over 3 metres (hole ending in mineralization), 9.32 g/t gold over 2 meters, and 2.08 g/t gold over 8 metres.
•	Mineralization is hosted in quartz-veined felsic volcanic rocks associated with a well defined 2.5 kilometre long magnetic low feature.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President Exploration, a Qualified Person as defined by NI 43-101, has approved the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide discovery and development of copper and gold prospects.  The Company has significant interests in three key copper porphyry deposits:  the Hugo North Extension and the Heruga deposits in Mongolia, and the Ann Mason deposit, located near Yerington, Nevada.

The Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi mining license held by OTLLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of Lookout Hill (Shivee West) is 100% owned by Entrée.  The remainder is subject to a joint venture with OTLLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. The deposits are included in the larger Oyu Tolgoi mining complex – Rio Tinto is the project manager.  Excellent exploration potential remains on the property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, and New Mexico.  The primary North American asset is the Ann Mason property.  The property has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction and close to infrastructure, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in a number of separate deposits owned by several unrelated companies.

Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.  Rio Tinto, through its majority ownership of Ivanhoe Mines, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION

Mona Forster
Executive Vice President
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mfoster@entreegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the future prices of copper, gold and molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production and capital expenditures, the availability of project financing, future cash flows, the potential development of future phases of the Oyu Tolgoi mining complex, including Lift 2 of the Hugo North Extension deposit and the Heruga deposit, the potential for the discovery of additional mineralized zones on properties in which Entrée has an interest, the potential for the expansion of existing deposits in which Entrée has an interest,  plans for future exploration and/or development programs and budgets, anticipated business activities, corporate strategies and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”,

“intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results, that the prices of copper, gold and molybdenum and foreign exchange rates will remain relatively stable, the effects of general economic conditions, future actions by Rio Tinto, OTLLC and government authorities including the Government of Mongolia, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of copper, gold and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.